UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             LINENS 'N THINGS, INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    535679104
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

 Jon Scheving Thorsteinsson                              John M. Reiss, Esq.
            Arev                                         Gregory Pryor, Esq.
       Bankastraeti 5                                      White & Case LLP
       105 Reykjavik                                 1155 Avenue of the Americas
    Republic of Iceland                                   New York, NY 10036
      +44 7843 462247                                       (212) 819-8247
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

SCHEDULE 13D

-------------------
CUSIP No. 535679104
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          Jakup a Dul Jacobsen

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO (see Item 3)
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Denmark
--------------------------------------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED           0
BY EACH REPORTING      ---------------------------------------------------------
PERSON WITH            8     SHARED VOTING POWER
                             4,483,700(1)
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             4,483,700(1)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,483,700(1)
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
(1) Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf and through arrangements with Kaupthing Bank hf. See Item 3.

SCHEDULE 13D

-------------------
CUSIP No. 535679104
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          Lagerinn ehf

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC, BK (see Item 3)
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Iceland
--------------------------------------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED           0
BY EACH REPORTING      ---------------------------------------------------------
 PERSON WITH           8     SHARED VOTING POWER
                             4,483,700(1)
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             4,483,700(1)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,483,700(1)
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
(1) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. through arrangements with Kaupthing Bank hf. See Item 3.

SCHEDULE 13D

-------------------
CUSIP No. 535679104
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          TF Holding P/F

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X}
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC, BK (see Item 3)
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Faroe Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED            0
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH             8     SHARED VOTING POWER
                              1,120,925(1)
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              1,120,925(1)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,120,925(1)
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
(1) TF Holding P/F and Lagerinn ehf have agreed in principle that Lagerinn ehf will sell and TF Holding P/F will purchase twenty-five percent (25%) of the shares of common stock of Linens 'n Things, Inc. owned by Lagerinn ehf as of the close of business on September 22, 2005. TF Holding P/F hereby disclaims beneficial ownership of the remaining seventy-five percent (75%) of shares of common stock of Linens 'n Things, Inc. owned by Lagerinn ehf as of the close of business on September 22, 2005 and excludes such shares from this table. See Item 3.

Item 1.  Security and Issuer

     This statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Common Stock"), of Linens 'n Things, Inc., a Delaware corporation (the "Issuer"). According to the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 1, 2005, the principal executive offices of the Issuer are located at 6 Brighton Road, Clifton, New Jersey 07015.

Item 2.  Identity and Background

     (a) This statement on Schedule 13D is being filed by: (i) Jakup a Dul Jacobsen ("Jacobsen"), a citizen of Denmark who engages in activities and maintains holdings in a number of jurisdictions; (ii) Lagerinn ehf, a Republic of Iceland corporation ("Lagerinn"); and (iii) TF Holding P/F, a Faroe Islands corporation ("TF Holding"). Jacobsen, Lagerinn and TF Holding are hereinafter sometimes collectively referred to as the "Reporting Persons".

     (b) The business address of Jacobsen is c/o Lagerinn at Sundaborg 7, 104 Reykjavik, Republic of Iceland.

     The address of the principal office and principal business of Lagerinn is Sundaborg 7, 104 Reykjavik, Republic of Iceland.

     The address of the principal office and principal business of TF Holding is Kongabrugvin, Post Box 329, FO 110 Torshavn.

     (c) Jacobsen is an investor who engages in activities and maintains holdings in a number of jurisdictions and is the Chairman of Lagerinn.

     Lagerinn is wholly-owned by Jacobsen. Lagerinn is a holding company through which Jacobsen holds investments.

     TF Holding is a holding company that holds businesses and investments in the Faroe Islands.

     The attached Schedule A lists the executive officers and directors of Lagerinn and TF Holding and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

     (d) During the past five years, neither Jacobsen, Lagerinn, TF Holding nor, to the best of Jacobsen's, Lagerinn's, or TF Holding's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Jacobsen, Lagerinn, TF Holding nor, to the best of Jacobsen's, Lagerinn's, or TF Holding's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Jacobsen is a citizen of Denmark. Lagerinn is a Republic of Iceland corporation. TF Holding is a Faroe Islands corporation.

Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 4,483,700 shares of the Common Stock currently beneficially owned by Jacobsen and Lagerinn (the "Shares") was $114,696,043 (the "Purchase Price"). The Shares were purchased by Kaupthing Bank hf ("Kaupthing") in accordance with certain Agreements, by and between Kaupthing and Lagerinn, (the "Equity Swap Agreements"). Lagerinn may be deemed to be the beneficial owner of the shares because it entered into the Equity Swap Agreements and Jacobsen may be deemed to beneficially own the shares because of his direct ownership of all the shares of Lagerinn.

     Kaupthing has purchased and holds the Shares pursuant to the Equity Swap Agreements. Lagerinn has the right at any time to close out the Equity Swap Agreements and purchase the Shares. Kaupthing shall hold the Shares until the earlier of (i) April 5, 2006 and (ii) such earlier date as Lagerinn closes the swap agreement and purchases the Shares (the "Closing Date"). On the Closing Date, Lagerinn is obligated to purchase the Shares from Kaupthing pursuant to the Equity Swap Agreements. Lagerinn has the exclusive right to direct Kaupthing to vote and dispose of the Shares. Pursuant to the Equity Swap Agreements, Lagerinn bears the economic risk and benefit of the Shares. Any dividends paid on the Shares shall be paid to Lagerinn on the Closing Date. If Lagerinn does not purchase the Shares by April 5, 2006, Kaupthing has the right to dispose of the Shares as it sees fit and shall pay to Lagerinn, with respect to the Shares purchased pursuant to each Equity Swap Agreement, the increase in value of such Shares from the date of such Equity Swap Agreement (subject to certain offsets for fees and brokerage commissions). In the event that Lagerinn does not purchase the Shares by April 5, 2006 and the Shares decrease in value, Lagerinn shall pay to Kaupthing, with respect to the Shares purchased pursuant to each Equity Swap Agreement, the amount of the decrease in value of such Shares from the date of such Equity Swap Agreement (together with certain fees and brokerage commissions). Lagerinn is also obligated to pay to Kaupthing (i) interest on the Purchase Price at 5.0863%; and (ii) certain fees. Jacobsen and Lagerinn have pledged certain assets other than the Shares to Kaupthing to secure Lagerinn's obligations under the Equity Swap Agreements. The foregoing summary of the Equity Swap Agreements is qualified in its entirety by reference to the Equity Swap Agreements, copies of English translations of which are filed as Exhibit B, Exhibit C and Exhibit D to this Statement. Lagerinn expects that it will purchase the Shares from Kaupthing by using available working capital.

     Lagerinn has agreed in principle with TF Holding that Lagerinn will sell and TF Holding will purchase twenty-five percent (25%) of the Common Stock owned by Lagerinn as of the close of business on September 22, 2005. The sale price has not been finally determined but will be Lagerinn's average purchase price for the Shares plus a pro rata share of Lagerinn's costs incurred for its purchases of the Shares through September 22, 2005 (including advisor fees) (the "Sale Price"). The Sale Price will be funded from TF Holding's working capital. TF Holding may determine to use borrowings from one or more financial institutions (which have not yet been identified) but has not yet determined to do so. TF Holding is not obligated to purchase more than two hundred fifty (250) million Danish Krones ("DKK") worth of Shares from Lagerinn. If the aggregate Sale Price would be greater than DKK two hundred fifty (250) million, then the number of shares that TF Holding is obligated to purchase shall be reduced by the number of shares required to make the aggregate Sale Price equal to DKK two hundred fifty (250) million. As part of the agreement in principle, Lagerinn will also have the right to repurchase the Shares sold to TF Holding at a per share price equal to the prevailing market price of such Shares on the New York Stock Exchange at the time Lagerinn exercises such right. The repurchase right will exist only if the share price increases more than three hundred percent (300%) by October 1, 2009 as compared to the closing price on the New York Stock Exchange on September 22, 2005. Additionally, if TF Holding decides to dispose of the Shares purchased from Lagerinn, Lagerinn will have the right of first refusal to purchase such Shares at the prevailing market price of such Shares on the New York Stock Exchange. The agreement in principle has not yet been reduced to writing.

Item 4.  Purpose of Transaction

     The purpose of the acquisition of the Common Stock by the Reporting Persons is for investment related purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Additionally, if the Issuer determines to explore strategic alternatives, the Reporting Persons may or may not participate in any process established by the Issuer. Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of September 22, 2005.

                                  Number of Shares       Number of Shares       Aggregate
                                    Beneficially        Beneficially Owned       Number of      Percentage of
                                   Owned with Sole      with Shared Voting        Shares           Class
                                     Voting and          and Dispositive       Beneficially     Beneficially
                Name              Dispositive Power           Power               Owned           Owned(1)
-------------------------------------------------------------------------------------------------------------
Reporting Persons                 0                     4,483,700              4,483,700        9.9

Lagerinn ehf (2)                  0                     4,483,700              4,483,700        9.9

Jakup a Dul Jacobsen (2)          0                     4,483,700              4,483,700        9.9

TF Holding P/F (3)                0                     1,120,925              1,120,925        2.5

(1) The percentages of Common Stock indicated in this table are based on the 45,290,079 shares of Common Stock outstanding as of August 1, 2005, as disclosed in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. through arrangements with Kaupthing Bank hf. Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of the Issuer reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf and through arrangements with Kaupthing Bank hf. See Item 3.

(3) TF Holding and Lagerinn have agreed in principle that Lagerinn will sell and TF Holding will purchase twenty-five percent (25%) of the Common Stock owned by Lagerinn as of the close of business on September 22, 2005. TF Holding hereby disclaims beneficial ownership of the remaining seventy-five percent (75%) of the Common Stock owned by Lagerinn as of the close of business on September 22, 2005 and excludes such shares from this table.

     Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, beneficially owns any securities of the Issuer.

     (c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule B hereto were effected in open market purchases on the New York Stock Exchange by Kaupthing.

     (d) Dividends on the Shares will be paid to Kaupthing as the record owner of the Shares at all times prior to the Closing Date. Any such dividends, however, are to be paid to Lagerinn on the Closing Date.

     Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by this reference in this Item 6.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

     Exhibit A - Agreement among Jacobsen, Lagerinn and TF Holding to file this Statement jointly on behalf of each of them.

     Exhibit B - Agreement Concerning Swap Agreement On Equity, dated July 2005, by and between Kaupthing and Lagerinn.

     Exhibit C - Equity Swap Agreement, dated May 9, 2005, by and between Kaupthing and Lagerinn.

     Exhibit D - Equity Swap Agreement, dated April 5, 2005, by and between Kaupthing and Lagerinn.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2005

                                                JAKUP A DUL JACOBSEN

                                                /s/ Jakup a Dul Jacobsen
                                                --------------------------------

                                                LAGERINN EHF

                                                /s/ Sigurdur Berntsson
                                                --------------------------------
                                                Name:   Sigurdur Berntsson
                                                Title:  Chief Financial Officer

                                                TF HOLDING P/F

                                                /s/ Gunnar i Lida
                                                --------------------------------
                                                Name:   Gunnar i Lida
                                                Title:  Managing Director

SCHEDULE A
----------

Executive Officers and Directors of Lagerinn ehf and TF Holding P/F

Name                          Citizenship                  Present Principal                    Business Address
                                                           Occupation or
                                                           Employment
----------------------------------------------------------------------------------------------------------------
Lagerinn ehf Executive Officers
-------------------------------

Sigurdur Berntsson            Republic of Iceland          Chief Financial Officer of           Sundaborg 7
                                                           Lagerinn ehf                         104 Reykjavik
                                                                                                Republic of Iceland

Jakup a Dul Jacobsen          Denmark                      Chairman of Lagerinn ehf             Sundaborg 7
                                                                                                104 Reykjavik
                                                                                                Republic of Iceland

TF Holding P/F Executive Officers
---------------------------------
Gunnar i Lida                 Faroe Islands                Managing Director of TF              Kongabrugvin
                                                           Holding P/F                          Post Box 329
                                                                                                FO 110 Torshavn

Mortan Poulsen                Faroe Islands                Director of TF Holding P/F           Kongabrugvin
                                                                                                Post Box 329
                                                                                                FO 110 Torshavn

TF Holding P/F Outside Directors
--------------------------------

Trygvi F. Guttesen            Faroe Islands                Chairman of the Board of             Kongabrugvin
                                                           Directors of TF Holding P/F          Post Box 329
                                                                                                FO 110 Torshavn

Birgir Mohr                   Faroe Islands                Vice-Chairman of the Board           Kongabrugvin
                                                           of Directors of TF Holding           Post Box 329
                                                           P/F                                  FO 110 Torshavn

Durita Bjellvag               Faroe Islands                Member of the Board of               Kongabrugvin
                                                           Directors of TF Holding P/F          Post Box 329
                                                                                                FO 110 Torshavn

Leif Ellingsgaard             Faroe Islands                Member of the Board of               Kongabrugvin
                                                           Directors of TF Holding P/F          Post Box 329
                                                                                                FO 110 Torshavn

Name                          Citizenship                  Present Principal                    Business Address
                                                           Occupation or
                                                           Employment
----------------------------------------------------------------------------------------------------------------
Jogvan Lutzen                    Faroe Islands             Member of the Board of               Kongabrugvin
                                                           Directors of TF Holding P/F          Post Box 329
                                                                                                FO 110 Torshavn

Jan Muller                       Faroe Islands             Member of the Board of               Kongabrugvin
                                                           Directors of TF Holding P/F          Post Box 329
                                                                                                FO 110 Torshavn

Ronald Poulsen                   Faroe Islands             Member of the Board of               Kongabrugvin
                                                           Directors of TF Holding P/F          Post Box 329
                                                                                                FO 110 Torshavn

Emil Simonsen                    Faroe Islands             Member of the Board of               Kongabrugvin
                                                           Directors of TF Holding P/F          Post Box 329
                                                                                                FO 110 Torshavn

Jakup Solstein                   Faroe Islands             Member of the Board of               Kongabrugvin
                                                           Directors of TF Holding P/F          Post Box 329
                                                                                                FO 110 Torshavn

SCHEDULE B
----------

Transactions in the Shares by the Reporting Persons During the Past Sixty (60) Days

                    Date of                                      Average Price
Name              Transaction          Amount of Shares            Per Share
--------------------------------------------------------------------------------

Lagerinn          9/22/2005            151,600                   $26.21

Lagerinn          09/21/2005           118,300                   $26.14

Lagerinn          09/20/2005           120,000                   $27.33

Lagerinn          09/19/2005           218,500                   $27.44

Lagerinn          09/14/2005           692,500                   $27.88

Lagerinn          09/13/2005           650,000                   $26.02

Lagerinn          09/12/2005           287,400                   $25.11

Lagerinn          08/24/2005           100,000                   $23.62

EXHIBIT A
---------

                             JOINT FILING AGREEMENT

          This will confirm the agreement among the undersigned that the
Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Linens 'n Things, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   September 22, 2005

                                       JAKUP A DUL JACOBSEN

                                       /s/ Jakup a Dul Jacobsen
                                       -----------------------------------------

                                       LAGERINN EHF

                                       /s/ Sigurdur Berntsson
                                       -----------------------------------------
                                       Name:   Sigurdur Berntsson
                                       Title:  Chief Financial Officer

                                       TF HOLDING P/F

                                       /s/ Gunnar i Lida
                                       -----------------------------------------
                                       Name:   Gunnar i Lida
                                       Title:  Managing Director

EXHIBIT B
---------


This agreement is a translation of an agreement made between Kaupthing Bank hf., Icelandic id no. 560882-0419, hereinafter called "the Bank" and Lagerinn ehf.,
   Icelandic id no. 480793-2699 dated in July 2005, and is not a copy of the Agreement Concerning Swap Agreement on Equity itself. If any difference between the English and Icelandic text occurs, the Icelandic version shall prevail.

                 AGREEMENT CONCERNING SWAP AGREEMENT ON EQUITY

                                   Article 1
This agreement is between Kaupthing Bank hf., Icelandic id no.
560882-0419, hereinafter called "the Bank" and Lagerinn ehf., Icelandic id no. 480793-2699, hereinafter called "the Client".

This agreement replaces the agreement between the Bank and Jakups a Dul Jacobsen, Icelandic id. No. 250961-2009, dated 5th of April 2005 concerning the same matter. By signing this agreement, the bank and Jakup, on behalf of himself personally, agree that the before mentioned agreement is fully fulfilled and that this agreement replaces the before mentioned contract. Signature of this agreement shall change the swap agreements already made in such a way that instead of Jakup being the party to the agreements, the Client is the party to the agreements.

                                   Article 2
With this agreement, both parties obligate themselves to sign new swap equity agreements with the same terms and duration as AFS9230, dated 5th of April 2005 and AFS9463, dated 9th of May 2005, which are presented at the signing of this agreement and shall be considered a part of this agreement.

                                   Article 3
                   The exchange rate of the reference shares
The reference amount and exchange rate of the reference shares in the agreements the parties obligate themselves to sign is not yet determined, as the reference shares have not yet been acquired. In the context of this agreement, it is assumed that the swap agreement the parties will sign due to the obligations within this agreement will have a reference amount of no more than 165.000.000 USD in total, this total referring to a total of the reference amounts of the swap agreements that will be signed, and swap agreement s that have already been signed. The stocks in question are Linens 'N Things Inc (ticker LIN US). The parties are in agreement that the Bank will have up to 30 days to acquire the necessary amount of stocks in the company. When that period is over the average exchange rate of the reference stocks will be known and used as the reference exchange rate in the agreements that are a part of this agreement.

                                   Article 4
                  Currency exchange rate and reference amount
The exchange rate of currencies in the agreements that the parties oblige themselves to make is not yet known for the same reason as mentioned above. When the before mentioned 30 days have passed the average exchange rate will be known that will apply in the agreements that will be signed according to this agreement. The average exchange rate of currencies shall be used for the exchange rate of currencies versus the Icelandic Krona according to the terms in the agreements the parties oblige themselves to make. The reference amount is equal to the combined value of the reference equity. Fee is not included in the reference amount for the trades incurred by this agreement.

                                   Article 5
                              Risk and information
The Client has been informed of the nature and risk of the transactions that this agreement is about. The Client has been made aware that he has a currency, market and interest risk of the transactions that will be done according to this agreement. This entails, among others, that if the exchange rate of the reference stock falls lower the Client is nevertheless obligated to sign the agreements with a reference exchange rate in accordance to an average exchange rate according to this agreement. This means that when a swap agreement is signed and finalized in accordance with this agreement it can be then and there in deficit. The same could apply regarding currency exchange rates and interests. The Client has been made aware of the before mentioned premise of this agreement and agrees to it.

                                    Article 6
                               Client's Collateral
To indemnify the Client's obligations towards the Bank the Client will provide collateral in accordance with the terms that apply in the parties' agreement on pledges that is signed along with this agreement. The agreement on pledges and the correct fulfillment of it is to be considered of the essence for the transactions mentioned in this agreement.

                                    Article 7
                                       Fee
Kaupthing Bank's Capital Markets Division will be the broker for the purchase of the reference stock in Article 3.

The Client is obligated with this agreement not to ask any other party to purchase for him or any financially linked entities stock in LIN US. This limitation is valid for three business days after the Client acquires 5% in the company, i.e. the first three business days of the 10 almanac day period that the Client has to issue a notification after a 5% stake is acquired in accordance with respective laws and regulations on trading listed stocks. When the before mentioned period is over the Client is permitted to request that another party acts as a broker in purchasing the reference stocks, as long as the results of Kaupthing Bank's Capital Markets Division is deemed unacceptable by the Client.

The fee for the transactions is 0.04 USD for each share purchased for the Client or related parties until the before mentioned period is over, after that the fee is 0.04 USD for each purchased share brokered by Kaupthing Bank's Capital Markets Division.

The brokerage fee incurred by the transactions shall be paid by the Client and will be added on to other fees according to the swap agreements as applicable.

                                    Article 8
                                Various clauses
This agreement is to further explain and define the agreements that are made in connection with the business of the parties concerning stocks in LIN US. Where this agreement is silent the articles and clauses of the agreements that are signed along with this one by the same parties apply, but the terms shall be the same as in Articles 3 and 4 in this agreement. When the before mentioned period is over the final terms of the swap agreements the parties obliged themselves to do will be known and the parties shall then sign a swap agreement with the same terms as the agreements that are signed along with this agreement.

The headlines in this agreement are for explanatory purposes only and do not constitute a part of this agreement. All changes of this agreement must be confirmed by both parties in writing.

The construction and validity and performance of this agreement and the transactions contemplated by it shall be governed by the laws of Iceland and each party submits to the exclusive jurisdiction of the Reykjavik Municipal Court for the purposes of determining any dispute arising out of this agreement or the transactions contemplated or obliged by it. This agreement is made in two copies and each party retains one copy.

To confirm all the above the parties sign this agreement before witnesses to the correct date and signature.

                          Reykjavik, 7th of July 2005

On behalf of Kaupthing Bank hf.

(sign)

Kaupthing Bank hf. hereby confirms that with the signature above it obliges itself to carry out the services that this agreement calls for.

On behalf of Lagerinn ehf.

(sign)

(sign)

The Client confirms he has read this contract and understands it and agrees to it. The Client also confirms with his signature that he has asked for the services called for herein and accepts the obligations herein.

(sign)

The Client confirms that he realizes the nature of stock transactions and the risk inherit in such transactions. He confirms that he has also been made aware that the return of stocks can fluctuate from time to time. The Client also confirms that he is aware that the reference equity can go down in value during the duration of the agreement.

Witnesses of the correct date and signature:

(sign)
(sign)

EXHIBIT C
---------

This agreement is a translation of an agreement made between Kaupthing Bank hf., Icelandic id no. 560882-0419, herein after called "the Bank" and Lagerinn ehf., Icelandic id no. 480793-2699 dated in May 2005, and is not a copy of the Equity
 Swap Confirmation ID nr. AFS9436 itself. If any difference between the English and Icelandic text occurs, the Icelandic version shall prevail.

Equity Swap Confirmation ID nr. AFS9436
Lagerinn ehf.

Parties to this contract:     Kaupthing Bank hf., id.no. 560882-0419, herein
                              called "the Bank" and Lagerinn ehf., id.no.
                              480793-2699, Smaratorg 1, 200 Kopavogur, herein after called "the Client".

Date of contract:             9th of May 2005

Start of interest period:     9th of May 2005

Closing date:                 5th of April 2006

Due date:                     Closing date, or the date which the contract is
                              closed if earlier

Reference number:             32744

Swaps on closing day

Reference amount:

Currency       Ratio       Exchange rate        Amount in       Amount in ISK
                                                currency
------------------------------------------------------------------------------
USD            100.00%     64.09000             11,282,991.83   723,126,946

      The reference amount is equal to the value of the reference shares.
       The fee for the contract is not included in the reference amount.

Reference shares:

Ticker     Currency     Nominal    Exchange rate   Amount in       Amount in ISK
                        amount                     currency
--------------------------------------------------------------------------------
LIN US     USD          482,700    23.37475        11,282,991.83   723,126,946

        The reference shares are shares in LIN US (Linens'n Things Inc., is in number US5356791047)

Stock split:        In the event of split shares being issued during the
                    contract period, these same shares are then owned by the Bank, while reference shares named in this contract will at the same time increase according to the split shares issued.

Dividend:           Dividends, if any, from reference shares during the contract period shall be paid by the Bank to the Client on the closing day of the contract.

Obligation of Client

Interest period: The interest period in each instance shall be from the first date of interest period to the due date.

Due date:           Closing date, or the date which the contract is closed if
                    earlier.

Base of interest at date of contract:

Currency       Base interest       Markup         Interest in total
-------------------------------------------------------------------
USD            3.7863%             1.30%          5.0863%

    Interest is calculated on the reference amount for the interest period.

Bank clearance:     A/360, except for GBP, then it's A/365

Payment: The Client has to pay any and all increases that may occur on the exchange rate of the currency in the reference amount from the date of the contract, but any and all decreases in the exchange rate of the currency that may occur will be subtracted. The Client must also pay interest on the reference amount in accordance with this contract. All currency shall be exchanged for ISK on the due date according to the average general exchange rate of the appropriate currency which the Bank publishes in a general currency exchange rate table on the due date, unless the parties agree to a different exchange rate.

Fee: The initial fee for this contract is 0.20% of the total value of the reference shares. On the due date of this contract the Client will pay the Bank a closing fee of 0.20% of the value of the reference shares on the due date. The closing fee in question will not be incurred if the Client initiates a buy-out of the reference shares on the closing date of the contract. The fees are payable when this contract is terminated. Brokerage fees are not included in the afore mentioned fees.

Obligation of the Bank

Payment: The Bank pays the Client the increase in value of the reference shares from the contract date to the closing date, and the reverse if the value of the reference shares decreases.

Bank clearance:     The next banking day after.

Mutual obligations and/or rights

Payment             The payments between the parties shall always be netted out,
arrangement/        so that there is never any payment between either party
netting:            except for the net difference. Should the total payment due from the Client be higher than the total payment due from the Bank the bank will debit the Client's account for the difference. Should the reverse be the case the bank will deposit the difference into the Client's account. Payment is due two banking days after closing day, or the due date if the contract is closed earlier.

Extension           Should the Client wish for a change to this contract, and
and/or              should the Bank agree to the change, the Client will pay the
changes:            Bank a fee of ISK 10,000 for each change. Should the Client wish for an extension of this contract the Client shall pay the bank a fee of ISK 10,000 for each extension, in addition to paying the Bank the difference in each other's netted payments, as long as the difference is an obligation to pay on the behalf of the Client.

Closing before      Should the Client wish to close this contract during the
the closing         contract period the Bank will, without any guarantee or
date:               obligation on its part, release the Client from his
                    obligations and the contract will be netted in accordance with market conditions at the time. The fee incurred by this for the Client (aside from the potential deficit of the contract due to market conditions) can be anything up to 0.125% of the reference shares amount for each month that remains of the contract period, as determined by the Bank.

Security/           To secure the prompt and full payment by the Client
Collateral:         according to this contract, Jakub a Dul Jacobsen, id.no..
                    250961-2009, has pledged collateral which is specified in the Pledge Agreement concerning derivatives and its appendices which count as part of this contract. This agreement of collateralization is signed by Jakub a Dul
                    Jacobsen and further obligations found therein concerning the Pledged Assets have been accepted by Jakup Napoleon
                    Purkhus, id.no. 210854-7389, and the aforementioned parties are the sole shareholders in Smaratorg ehf. and shares in this company are part of the Pledged Assets according to the Pledge Agreement. Collateral needs of the contract and the value of the collateral are calculated daily according to the Bank's policy for determining collateral needs for derivatives and the value of the Client's collateral, as they are at any time. The aggregate collateral needs incurred by contracts the Client has entered are further defined in the parties' Pledge
                    Agreement. If the value of the collateral, as determined by the Bank, is not sufficient to satisfy the calculated collateral needs of the contract, according to the Pledge
                    Agreement, the Bank may require the Client to pledge satisfactory collateral as determined by the Bank such that the collateral requirements of the contract are fully satisfied. If the Client fails to meet the requirements set forth by the Bank concerning the pledge of satisfactory collateral within the timeframe the Bank gives him, the Bank may at any time consider this as an event of default of the contract and may declare this Equity Swap confirmation to become due without specific notification to the Client thereof. As remedy in response to such events of default a method of payment shall come into effect in the same manner as defined above, i.e. by netting.
                    The Bank reserves the right to terminate the contract and to sell the collateral in accordance with further stipulations in the contract concerning collateral if the Bank deems market conditions are such that the risk associated with the collateral will not prove sufficient at the termination of the contract. The Bank my utilize the collateral pledged by the Client in any way the Bank sees fit as payment concerning the obligations of the Client according to this contract. The Pledged Assets may be sold without a court order of sale.

Insolvency:         Should either party become insolvent this contract will
                    automatically terminate without any specific notification thereof. In cases of insolvency the method of payout shall be the same as above, i.e. netted.

General terms:      In addition to the terms in this contract the general terms regarding interest and currency swaps published by the Bankers' and Securities Dealers' Association of Iceland in
                    February 1998 (1st edition) which the Client is familiar with. If there is a discrepancy between this contract and the general terms this contract supersedes the general terms. Additionally this contract is also governed by the general market terms for clients of Capital Markets division of Kaupthing Bank issued by the board of Kaupthing Bank, as they are at the time and which the Client has specifically agreed to.

Signature:          As confirmation the parties to this contract sign this
                    contract in duplicate and each party retains one copy. With his signature the Client authorizes the above transactions and confirms that he has studied the nature of currency and interest swaps and sought the advice of experts outside the Bank before he signed if he thought that necessary.

Should any legal proceedings arise regarding this agreement they can be tried before the Reykjavik Municipal Court.

This agreement is not negotiable to a third party without the agreement of both parties.

Reykjavik 9th of May 2005

On behalf of Kaupthing Bank hf.

(sign)

On behalf of Kaupthing Bank hf.

(sign)

Lagerinn ehf.

(sign)

Witnesses to the correct date and signature

(sign) (sign)

EXHIBIT D
---------

This agreement is a translation of an agreement made between Kaupthing Bank hf., Icelandic id no. 560882-0419, herein after called "the Bank" and Lagerinn ehf.,
   Icelandic id no. 480793-2699 dated in April 2005, and is not a copy of the Equity Swap Confirmation ID nr. AFS9230 itself. If any difference between the
    English and Icelandic text occurs, the Icelandic version shall prevail.

Equity Swap Confirmation ID nr. AFS9230
Lagerinn ehf.

Parties to this contract:     Kaupthing Bank hf., id.no. 560882-0419, herein
                              called "the Bank" and Lagerinn ehf., id.no.
                              480793-2699, Smaratorg 1, 200 Kopavogur, herein after called "the Client".

Date of contract:             5th of April 2005

Start of interest period:     7th of April 2005

Closing date:                 5th of April 2006

Due date:                     Closing date, or the date which the contract is
                              closed if earlier

Reference number:             33055

Swaps on closing day

Reference amount:

Currency       Ratio       Exchange rate        Amount in       Amount in ISK
                                                currency
------------------------------------------------------------------------------
USD            100.00%     61.93810             37,520,351.72   2,323,939,297

The reference amount is equal to the value of the reference shares. The fee for the contract is not included in the reference amount.

Reference shares:

Ticker     Currency     Nominal    Exchange rate   Amount in       Amount in ISK
                        amount                     currency
--------------------------------------------------------------------------------
LIN US     USD          1,511,600  24.821614       37,520,351.72   2,323,939,297

      The reference shares are shares in LIN US (Linens'n Things Inc., is in number US5356791047)

Stock split:        In the event of split shares being issued during the
                    contract period, these same shares are then owned by the Bank, while refe rence shares named in this contract will at the same time increase according to the split shares issued.

Dividend:           Dividends, if any, from reference shares during the contract period shall be paid by the Bank to the Client on the closing day of the contract.

Obligation of Client

Interest period:    The interest period in each instance shall be from the first date of interest period to the due date.

Due date:           Closing date, or the date which the contract is closed if
                    earlier.

Base of interest at date of contract:

Currency       Base interest       Markup         Interest in total
-------------------------------------------------------------------
USD            3.7863%             1.30%          5.0863%

Interest is calculated on the reference amount for the interest period.

Bank clearance:     A/360, except for GBP, then it's A/365

Payment: The Client has to pay any and all increases that may occur on the exchange rate of the currency in the reference amount from the date of the contract, but any and all decreases in the exchange rate of the currency that may occur will be subtracted. The Client must also pay interest on the reference amount in accordance with this contract. All currency shall be exchanged for ISK on the due date according to the average general exchange rate of the appropriate currency which the Bank publishes in a general currency exchange rate table on the due date, unless the parties agree to a different exchange rate.

Fee: The initial fee for this contract is 0.20% of the total value of the reference shares. On the due date of this contract the Client will pay the Bank a closing fee of 0.20% of the value of the reference shares on the due date. The closing fee in question will not be incurred if the Client initiates a buy-out of the reference shares on the closing date of the contract. The fees are payable when this contract is terminated. Brokerage fees are not included in the afore mentioned fees.

Obligation of the Bank

Payment: The Bank pays the Client the increase in value of the reference shares from the contract date to the closing date, and the reverse if the value of the reference shares decreases.

Bankclearance:      The next banking day after.

Mutual obligations and/or rights

Payment             The payments between the parties shall always be netted out,
arrangement/        so that there is never any payment between either party
netting:            except for the net difference. Should the total payment due from the Client be higher than the total payment due from the Bank the bank will debit the Client's account for the difference. Should the reverse be the case the bank will deposit the difference into the Client's account. Payment is due two banking days after closing day, or the due date if the contract is closed earlier.

Extension and/or    Should the Client wish for a change to this contract, and
changes:            should the Bank agree to the change, the Client will pay the
                    Bank a fee of ISK 10,000 for each change. Should the Client wish for an extension of this contract the Client shall pay the bank a fee of ISK 10,000 for each extension, in addition to paying the Bank the difference in each other's netted payments, as long as the difference is an obligation to pay on the behalf of the Client.

Closing before      Should the Client wish to close this contract during the
the closing date:   contract period the Bank will, without any guarantee or
                    obligation on its part, release the Client from his obligations and the contract will be netted in accordance with market conditions at the time. The fee incurred by this for the Client (aside from the potential deficit of the contract due to market conditions) can be anything up to 0.125% of the reference shares amount for each month that remains of the contract period, as determined by the Bank.

Security/           To secure the prompt and full payment by the Client
Collateral:         according to this contract, Jakub a Dul Jacobsen, id.no..
                    250961-2009, has pledged collateral which is specified in the Pledge Agreement concerning derivatives and its appendices which count as part of this contract. This agreement of collateralization is signed by Jakub a Dul
                    Jacobsen and further obligations found therein concerning the Pledged Assets have been accepted by Jakup Napoleon
                    Purkhus, id.no. 210854-7389, and the aforementioned parties are the sole shareholders in Smaratorg ehf. and shares in this company are part of the Pledged Assets according to the Pledge Agreement. Collateral needs of the contract and the value of the collateral are calculated daily according to the Bank's policy for determining collateral needs for derivatives and the value of the Client's collateral, as they are at any time. The aggregate collateral needs incurred by contracts the Client has entered are further defined in the parties' Pledge
                    Agreement. If the value of the collateral, as determined by the Bank, is not sufficient to satisfy the calculated collateral needs of the contract, according to the Pledge
                    Agreement, the Bank may require the Client to pledge satisfactory collateral as determined by the Bank such that the collateral requirements of the contract are fully satisfied. If the Client fails to meet the requirements set forth by the Bank concerning the pledge of satisfactory collateral within the timeframe the Bank gives him, the Bank may at any time consider this as an event of default of the contract and may declare this Equity Swap confirmation to become due without specific notification to the Client thereof. As remedy in response to such events of default a method of payment shall come into effect in the same manner as defined above, i.e. by netting. The Bank reserves the right to terminate the contract and to sell the collateral in accordance with further stipulations in the contract concerning collateral if the Bank deems market conditions are such that the risk associated with the collateral will not prove sufficient at the termination of the contract. The
                    Bank my utilize the collateral pledged by the Client in any way the Bank sees fit as payment concerning the obligations of the Client according to this contract. The Pledged Assets may be sold without a court order of sale.

Insolvency:         Should either party become insolvent this contract will
                    automatically terminate without any specific notification thereof. In cases of insolvency the method of payout shall be the same as above, i.e. netted.

General terms: In addition to the terms in this contract the general terms regarding interest and currency swaps published by the Bankers' and Securities Dealers' Association of Iceland in February 1998 (1st edition) which the Client is familiar with. If there is a discrepancy between this contract and the general terms this contract supersedes the general terms. Additionally this contract is also governed by the general market terms for clients of Capital Markets division of Kaupthing Bank issued by the board of Kaupthing Bank, as they are at the time and which the Client has specifically agreed to.

Signature:          As confirmation the parties to this contract sign this
                    contract in duplicate and each party retains one copy. With his signature the Client authorizes the above transactions and confirms that he has studied the nature of currency and interest swaps and sought the advice of experts outside the Bank before he signed if he thought that necessary.

Should any legal proceedings arise regarding this agreement they can be tried before the Reykjavik Municipal Court.

This agreement is not negotiable to a third party without the agreement of both parties.

Reykjavik 5th of April 2005

On behalf of Kaupthing Bank hf.

(sign)

On behalf of Kaupthing Bank hf.

(sign)

Lagerinn ehf.

(sign)

Witnesses to the correct date and signature

(sign)
(sign)